UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

 Date of Report (Date of earliest event reported): December 4, 2020

Jet Token Inc.

(Exact name of issuer as specified in its charter)

Delaware	32-0570872
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

10845 Griffith Peak Drive, Suite 200 Las Vegas, Nevada	89135
(Address of principal executive offices)	(Zip code)

(702) 747-4000

(Issuer’s telephone number, including area code)

Non-voting Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Galilee LLC, a subsidiary of Jet Token Inc. (the “Company”), entered into a HondaJet Fleet Purchase Agreement, dated as of December 4, 2020, with Honda Aircraft Company, LLC (“HondaJet”) providing for the purchase by the Company of 4 HondaJet Elite HA-420 aircraft.

The HondaJet Fleet Purchase Agreement is attached hereto as Exhibit 6.1. Confidential portions of the exhibit have been omitted and filed separately with the Commission.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Las Vegas, Nevada, on December 10, 2020.

Jet Token Inc.

/s/ George Murnane
By: George Murnane, Chief Executive Officer